Whitefort Capital Publishes Open Letter to Arbutus Biopharma Shareholders Outlining Paths to Maximize Value

Asserts Arbutus' Share of Patent Infringement Claims Against Moderna and Pfizer/BioNTech is Potentially Worth Billions of Dollars and Preserving that Value Should be a Key Focus

Calls on Arbutus to Cease Any Further Share Issuances and Plans to Vote AGAINST Proposed Share Increases to Company's Incentive Plan

Urges the Company to Launch a Strategic Review of its Hepatitis B Virus Portfolio by Yearend, Including Potential License and Collaboration Agreements

NEW YORK—(BUSINESS WIRE)— Whitefort Capital Management, LP (together with its affiliates, "Whitefort Capital," "us" or "we"), which is a long-term investor and the second largest shareholder of Arbutus Biopharma Corp. (NASDAQ: ABUS) ("Arbutus" or the "Company") with an ownership interest of approximately 6.8% of the Company's outstanding shares, today published an open letter to shareholders outlining its views of the best paths forward to maximize value.

The full text of the letter is below:

May 17, 2024

Dear Fellow Shareholders,

Whitefort Capital Master Fund, LP ("Whitefort") currently owns approximately 12.9 million common shares, or approximately 6.8% of the total outstanding stock of Arbutus Biopharma Corporation ("Arbutus," "ABUS" or the "Company").[1] Whitefort is the second largest shareholder of the Company, behind Roivant Sciences Ltd. ("Roivant"), the Company's joint venture partner in Genevant Sciences Ltd. ("Genevant"), which holds the exclusive license to the Company's lipid nanoparticle (LNP) delivery technology patents.

Whitefort is a long-term investor in Arbutus, having continuously held shares since October 2022. We are writing to you today to share our perspectives on maximizing value at Arbutus, and to explain why we now intend to take a more active approach with respect to our investment. We also want to ensure that the Board of Directors (the "Board") and our fellow shareholders understand the urgency of these issues.

We appreciate having had the opportunity to speak with Board Chairman Dr. Frank Torti and Interim CEO and Board member Michael J. McElhaugh ahead of the Company's Annual General and Special Meeting ("Annual Meeting") on May 22, 2024. We hope to continue our constructive engagement with them and other members of the Board going forward. In our ongoing dialogue with the Company, we have requested that the Board act with urgency to terminate the Company's at-the-market (ATM) program in order to avoid continued dilution and preserve the substantial value of the Company's LNP patent infringement claims against Moderna, Inc. ("Moderna") and Pfizer Inc. ("Pfizer")/BioNTech SE

---

[1] Percentage ownership based on total common shares outstanding of 188,717,409 as of April 30, 2024, per the Company's 10-Q for the quarterly period ended March 31, 2024.

("BioNTech"). As such, we were encouraged to hear Mr. McElhaugh state at a conference this week that, given the Company's substantial cash balance ($138 million as of March 31, 2024) and sufficient liquidity through Q2 2026, the Company does not "anticipate the need to further utilize the ATM this year."[2] This is a step in the right direction. However, we believe that <u>Arbutus should firmly commit to cease any further share issuances for the foreseeable future, including under the ATM program.</u>

With respect to the Hepatitis B (HBV) pipeline, the Company should be judicious with capital allocation and target the highest probability of success and near-term Phase 2a combination therapy clinical trials involving the Company's RNA interference (RNAi) therapeutic AB-729 (imdusiran). In particular, we look forward to additional data readouts on the AB-729-201 Combo trial (imdusiran + Peg-IFNα-2a + NA) at the upcoming EASL Congress in June 2024, where preliminary data presented in 2023 showed that four patients reached HBsAg levels below the lower limit of quantification during interferon (IFN) treatment, which has a known tolerability profile. Assuming additional data in this Phase 2a combination therapy clinical trial confirms progress toward a functional cure for HBV, <u>we believe that the Company should hire a financial advisor by the end of 2024 to explore strategic alternatives for its HBV portfolio, including potential license and collaboration agreements and other strategic partnerships.</u>

Moderna Claim Construction Order: A Pivotal Catalyst for the Value of Arbutus' LNP Patent Estate

On April 3, 2024, the U.S. District Court for the District of Delaware issued its claim construction order (the "Claim Construction Order") in the patent infringement litigation jointly filed by Arbutus and Genevant against Moderna, which alleges infringement of various Molar Ratio Patents, as well as an Encapsulation Patent, related to the Company's LNP delivery technology allegedly used in Moderna's mRNA-based Spikevax COVID vaccine. The Claim Construction Order, which determined that "particle" is not limited to a "finished" particle, that rounding of significant figures applies to molar percentages, and that no lower bound applies to the cationic lipid in the '378 Patent, is a very favorable ruling and strengthens the Company's litigation claims against Moderna.

Moreover, the Claim Construction Order has positive implications for the patent infringement litigation jointly filed by Arbutus and Genevant against Pfizer and BioNTech in the U.S. District Court for the District of New Jersey. That case alleges infringement of certain overlapping Molar Ratio Patents, the Encapsulation Patent, as well as two Manufacturing Method Patents, related to the Company's LNP delivery technology allegedly used in Pfizer and BioNTech's jointly developed mRNA-based COMIRNATY COVID vaccine. We believe that the Claim Construction Order substantially increases the value of the patent infringement litigation claims against Moderna and Pfizer/BioNTech.

Under the terms of its joint venture in Genevant, Arbutus is entitled to a 20% "off-the-top" gross royalty after applicable litigation expenses in relation to infringement actions. In addition, Arbutus currently owns

---

[2] See
https://wsw.com/webcast/jmp63/register.aspx?conf=jmp63&page=abus&url=https%3A//wsw.com/webcast/jmp63/abus/1673136.

approximately 16% of the common equity of Genevant. Effectively, Arbutus owns an approximately 33% economic stake in the infringement actions against Moderna and Pfizer/BioNTech. Through yearend 2023, total global sales of Moderna's Spikevax COVID vaccine and Pfizer/BioNTech's COMIRNATY COVID vaccine were approximately $140 billion. Moreover, certain of the Company's Molar Ratio Patents extend through 2029. If the juries in these respective proceedings find patent infringement, proxy damages will be calculated based on a reasonable royalty standard, based on a hypothetical voluntary arms-length negotiation as of the date of the first infringing sale of the COVID vaccines.

Roivant's CFO Richard Pulik, for example, said at a recent investor conference[3] that the royalties struck with different partners across BioNTech and others across different non-COVID indications were usually struck "at mid-single digit to low teens when there was no clinical data. So, obviously there was clinical data at the time of infringement here." The implication is that an infringing royalty rate in these circumstances, in which a license of the LNP delivery technology platform would represent "but-for" causation required for commercialization, should be higher than historical royalties relating to pre-clinical therapeutics. Furthermore, damage awards are subject to enhancement (potentially up to treble damages) where there is a finding of willful infringement.

This math implies that Arbutus' share of patent infringement claims against Moderna and Pfizer/BioNTech is potentially worth billions of dollars, or multiples of the current Arbutus market capitalization. Accordingly, preserving the value of Arbutus' LNP patent estate should be a key focus for the Company.

Whitefort Will Vote Against Proposal #2: Increased Share Authorization Under Incentive Plan

Given the value proposition of the LNP patent infringement litigation claims set forth above and the high level of dilution that Arbutus shareholders have already suffered, the Board should be especially sensitive to further shareholder dilution stemming from its equity incentive plan.

While we acknowledge that equity incentives can be important motivational tools, we have decided to Vote Against Proposal #2 at the Company's Annual Meeting "To approve an amendment to the Arbutus Biopharma Corporation 2016 Omnibus Share and Incentive Plan, as supplemented and amended (the "2016 Plan"), to (a) increase the aggregate number of common shares authorized for issuance thereunder by 9,500,000 common shares and (b) increase the aggregate number of common shares that may be issued pursuant to incentive stock options granted thereunder by 9,500,000 common shares."

Arbutus' total shares outstanding have increased by 3.4x since 2018 due to heavy utilization of the ATM in order to continue raising funds to support the HBV pipeline. The proposed share authorization increase to the 2016 Plan represents an incremental 5% dilution. Further, the overhang from outstanding stock option awards, restricted stock units and remaining share grant authorization under the 2016 Plan already

---

[3] Leerink Partners Global Biopharma Conference 2024 – Fireside Chat with Roivant CFO Richard Pulik: https://investor.roivant.com/events/event-details/fireside-chat-leerink-partners-global-biopharma-conference-2024.

represents an incremental approximately 15% dilution on top of the substantial historical dilution under the ATM. Moreover, Arbutus' total shares outstanding have increased 11% since the end of 2023 due to continued heavy utilization of the ATM, notwithstanding the pending catalyst of the Claim Construction Order. Under these circumstances, we simply cannot accept an additional 5% share dilution from the proposed amendment to the 2016 Plan.

We believe that the existing terms of the 2016 Plan should remain in effect, unchanged. In 2023 alone, Arbutus granted stock options and restricted stock units on an underlying 6,427,190 common shares, representing a 34% increase relative to last year and an 82% increase relative to the prior year. We see no valid reason for this year's proposed increase of 9,500,000 common shares in the 2016 Plan, compared with proposed increases of 3,500,000 common shares in each of the last two years. Notably, the 2016 Plan still had 7,672,299 shares available for future issuance as of December 31, 2023, and still has 3,108,772 shares available to grant as of March 25, 2024, implying substantial share grants already in 2024.

Strategic Alternatives for the HBV Drug Pipeline by Yearend 2024

As Arbutus management acknowledges prominently in its investor presentation,[4] "[t]herapeutic success [in HBV] will **require a combination of agents** with complementary [mechanisms of action] MOAs" (emphasis in original), including agents developed by third parties. Assuming confirmatory data readouts in the Company's Phase 2a combination therapy clinical trials at the EASL Congress in June 2024 and the AASLD Liver Meeting in November 2024, we believe that the Company would be well positioned to pursue a strategic license and collaboration partnership at that time.

Ultimately, we believe that Arbutus is most likely to maximize the probability of success of its HBV program by partnering with a larger biopharmaceutical company that has an existing franchise in hepatitis, and the clinical expertise and commercial infrastructure to pursue a complex combination therapy targeting a functional cure for HBV. With the pending retirement of Chief Scientific Officer Dr. Mike Sofia by yearend, whose stewardship has laid the groundwork for a potential functional cure for HBV, we believe this creates a natural transition to place the HBV franchise in the most capable hands to achieve future success.

By way of example, in October 2018, Arrowhead Pharmaceuticals Inc. ("Arrowhead") entered into a license and collaboration agreement with Janssen Pharmaceuticals, Inc. ("Janssen"), a subsidiary of Johnson & Johnson, to develop and commercialize its RNA interference therapeutic targeting functional cure in HBV. Payments to Arrowhead under the deal were worth up to $3.7 billion. In a conference call presentation announcing the deal, Arrowhead's CEO Chris Anzalone presciently stated:[5] "Sometimes leadership is about knowing where you can lead and when you should be part of a team." Because these

---

[4] See https://investor.arbutusbio.com/static-files/a9f0f400-f38d-49ef-9af2-80c752db4e13.
[5] Arrowhead and Janssen Collaboration Call transcript (October 4, 2018). See also: https://arrowheadpharma.com/news-press/arrowhead-enters-3-7-billion-license-and-collaboration-agreements-with-janssen/.

projects can be large, expensive and complicated, he added, the arrangement with Janssen **"keeps us from needing to access the capital markets anytime soon."** (emphasis added)

More recently, in October 2023, UK pharmaceutical company GSK plc in-licensed the Arrowhead RNAi therapeutic for HBV from Janssen, assuming remaining financial obligations under the license and collaboration agreement with Janssen up to $1 billion.[6] Arrowhead's RNAi therapeutic targeting functional cure in HBV is a direct comparable to Arbutus' leading RNAi HBV therapeutic AB-729 (imdusiran). Moreover, Arrowhead's ARO-HBV development program was at a similar stage of development to Arbutus' existing development pipeline for AB-729 (RNAi) and AB-101 (oral PD-L1 inhibitor) at the time of its original license and collaboration agreement with Janssen.

For these reasons, we firmly believe that the Board must act with urgency to end new share issuances, limit dilution from its 2016 Plan, explore strategic options for its HBV portfolio by yearend and judiciously allocate capital until then. Taking these steps will allow the Company to preserve shareholders' interest in the valuable LNP patent litigations against Moderna and Pfizer/BioNTech while optimizing the development of the HBV portfolio. We look forward to continuing our collaborative and constructive engagement with the Board and continuing to share our views with fellow shareholders.

Sincerely,

Joseph Kaplan
Co-Managing Partner
Whitefort Capital Management, LP

No Solicitation

Neither the foregoing letter nor this press release constitutes a solicitation of a proxy within the meaning of applicable laws, and accordingly, Arbutus shareholders are not being asked to give, withhold or revoke a proxy.

About Whitefort Capital

Founded in 2017, Whitefort Capital is an investment firm that pursues a value event-driven approach across the capital structure globally, including stressed/distressed credit and legal/process oriented special situations.

---

[6] See https://arrowheadpharma.com/news-press/gsk-enters-agreement-to-obtain-exclusive-license-for-jnj-3989-to-expand-the-development-of-bepirovirsen-2/.

Contacts

Investors

Whitefort Capital Management, LP
info@whitefortcapital.com

Media

Longacre Square Partners
Scott Deveau/Dan Zacchei
Whitefort-LSP@longacresquare.com